

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Tracy Krohn
Chairman, Chief Executive Officer, President and Director
W&T OFFSHORE INC
5718 Westheimer Road
Suite 700
Houston, Texas 77057

Re: W&T OFFSHORE INC
Registration Statement on Form S-3
Filed October 14, 2021
File No. 333-260248

Dear Mr. Krohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jim Prince